                                                                               .
                                                                               .
                                                                               .

                                  EXHIBIT 99.8

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              ------
UNAUDITED FINANCIAL STATEMENTS
Consolidated Statements of Operations and Comprehensive
  Income -- Six months ended June 30, 2003 and 2004
  (unaudited)...............................................     F-2
Consolidated Balance Sheet as of December 31, 2003 and
  June 30, 2004 (unaudited).................................     F-3
Consolidated Statements of Changes in Shareholders'
  Equity -- Six months ended June 30, 2003 and 2004
  (unaudited)...............................................     F-4
Consolidated Statements of Cash Flows -- Six months ended
  June 30, 2003 and 2004 (unaudited)........................     F-5
Notes to Condensed Consolidated Financial Statements
  (unaudited)...............................................     F-6

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                       SIX MONTHS ENDED JUNE 30,
                                                              -------------------------------------------
                                                                  2003                   2004
                                                              ------------   ----------------------------
                                                                  RMB            RMB             USD
                                                                              (UNAUDITED)
Revenues
  Online game revenues......................................   276,372,084    523,234,848      63,218,574
  Others....................................................     3,303,811     19,228,482       2,323,234
                                                              ------------   ------------   -------------
Total revenues..............................................   279,675,895    542,463,330      65,541,808
                                                              ------------   ------------   -------------
Less: Business tax and related surcharges...................   (14,858,833)   (27,854,739)     (3,365,481)
                                                              ------------   ------------   -------------
Net revenues................................................   264,817,062    514,608,591      62,176,327
                                                              ------------   ------------   -------------
Cost of services............................................  (104,908,310)  (197,556,450)    (23,869,277)
                                                              ------------   ------------   -------------
Gross profit................................................   159,908,752    317,052,141      38,307,050
                                                              ------------   ------------   -------------
Operating expenses
  Product development.......................................    (5,401,995)   (28,956,559)     (3,498,606)
  Sales and marketing.......................................   (12,138,094)   (35,178,967)     (4,250,413)
  General and administrative................................   (28,812,681)   (54,184,933)     (6,546,762)
  Share-based compensation*.................................            --    (16,979,224)     (2,051,473)
                                                              ------------   ------------   -------------
Total operating expenses....................................   (46,352,770)  (135,299,683)    (16,347,254)
                                                              ------------   ------------   -------------
Income from operations......................................   113,555,982    181,752,458      21,959,796
Interest income.............................................     2,561,709      4,580,688         553,450
Investment income...........................................       274,346        949,276         114,694
Other income (expenses), net................................    18,413,443     33,896,738       4,095,491
                                                              ------------   ------------   -------------
Income before income tax expenses and minority interests....   134,805,480    221,179,160      26,723,431
Income tax expenses.........................................    (9,016,028)    (9,097,866)     (1,099,227)
Minority interests..........................................       497,415        817,827          98,812
                                                              ------------   ------------   -------------
Net income..................................................   126,286,867    212,899,121      25,723,016
                                                              ============   ============   =============
Accretion for Series A and A-1 Preferred shares.............   (12,389,286)            --              --
Income attributable to Series A and A-1 preferred
  shareholders..............................................   (18,105,461)   (51,857,195)     (6,265,519)
                                                              ------------   ------------   -------------
Net income attributable to ordinary shareholders............    95,792,120    161,041,926      19,457,497
                                                              ============   ============   =============
Other comprehensive income..................................       171,359       (217,143)        (26,236)
                                                              ------------   ------------   -------------
Comprehensive income........................................    95,963,479    160,824,783      19,431,261
                                                              ============   ============   =============
Earnings per share:
  Basic.....................................................          0.99           1.56            0.19
  Diluted...................................................          0.99           1.48            0.18
Earnings per ADS:
  Basic.....................................................          1.98           3.12            0.38
  Diluted...................................................          1.98           2.96            0.36
Weighted average ordinary shares outstanding:
  Basic.....................................................    96,357,534    103,503,746     103,503,746
  Diluted...................................................    96,357,534    109,144,780     109,144,780
Weighted average ADS outstanding:
  Basic.....................................................    48,178,767     51,751,873      51,751,873
  Diluted...................................................    48,178,767     54,572,390      54,572,390
*Share-based compensation was related to the associated
  operating expense categories as follows:
  Product development.......................................            --      4,879,878         589,599
  Sales and marketing.......................................            --        448,030          54,132
  General and administrative................................            --     11,651,316       1,407,742
                                                              ------------   ------------   -------------
                                                                        --     16,979,224       2,051,473
                                                              ------------   ------------   -------------
Share-based compensation expense included in cost of
  services..................................................            --      3,599,407         434,889
                                                              ------------   ------------   -------------
                                                                        --     20,578,631       2,486,362
                                                              ============   ============   =============

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                           CONSOLIDATED BALANCE SHEET

                                                      AS OF
                                                   DECEMBER 31,
                                                       2003           AS OF JUNE 30, 2004
                                                   ------------   ---------------------------
                                                       RMB             RMB            USD
                                                                  (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................  598,922,445    1,444,967,154   174,584,631
  Marketable securities..........................   10,125,881      111,414,498    13,461,385
  Accounts receivable............................    6,199,809       21,817,076     2,635,995
  Loan and interest receivable...................   57,622,083       53,062,607     6,411,160
  Due from related parties.......................    2,864,691        1,514,691       183,009
  Deferred licensing fees and related costs......   53,142,219       47,867,504     5,783,474
  Prepayments and other current assets...........   12,140,984       41,638,662     5,030,890
  Deferred tax assets............................   22,087,657       25,681,457     3,102,899
                                                   -----------    -------------   -----------
Total current assets.............................  763,105,769    1,747,963,649   211,193,443
                                                   -----------    -------------   -----------
Investments in equity securities.................    3,455,125        5,660,906       683,965
Property, equipment and software.................  106,871,592      136,198,776    16,455,885
Intangible assets................................   53,196,384       70,639,055     8,534,791
Long-term deposits...............................    2,348,940        2,128,670       257,191
                                                   -----------    -------------   -----------
TOTAL ASSETS.....................................  928,977,810    1,962,591,056   237,125,275
                                                   ===========    =============   ===========
LIABILITIES
Current liabilities:
  Accounts payable...............................   20,933,576       38,412,863     4,641,140
  Licensing fees payable.........................   47,051,445       67,069,666     8,103,529
  Taxes payable..................................   12,636,980       30,638,788     3,701,857
  Deferred revenue...............................  197,480,443      218,712,657    26,425,423
  Due to related parties.........................           --          325,785        39,362
  Other payables and accruals....................   25,558,728       55,616,267     6,719,700
                                                   -----------    -------------   -----------
Total current liabilities........................  303,661,172      410,776,026    49,631,011
                                                   -----------    -------------   -----------
Minority interests...............................    2,715,485        4,399,608       531,572
Commitments and contingencies....................           --               --            --
SHAREHOLDERS' EQUITY
  Ordinary shares (US$0.01 par value, 141,818,280
     issued and outstanding as of June 30, 2004;
     89,728,818 issued and outstanding as of
     December 31, 2003)..........................    7,426,853       11,738,297     1,418,251
  Series A and Series A-1 Convertible preferred
     shares......................................    2,488,074               --            --
  Additional paid-in capital.....................  425,560,660    1,305,252,588   157,703,959
  Statutory reserves.............................   27,312,573       35,636,791     4,305,728
  Deferred share-based compensation..............  (51,571,508)     (28,872,246)   (3,488,419)
  Accumulated other comprehensive gain (loss)....      116,006         (101,137)      (12,220)
  Retained earnings..............................  211,268,495      223,761,129    27,035,393
                                                   -----------    -------------   -----------
Total shareholders' equity.......................  622,601,153    1,547,415,422   186,962,692
                                                   -----------    -------------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......  928,977,810    1,962,591,056   237,125,275
                                                   ===========    =============   ===========

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                                ORDINARY SHARES
                                 GROUP EQUITY                 (US$0.01 PAR VALUE)      SERIES A AND SERIES A-1
                      -----------------------------------   ------------------------   ------------------------
                        SHANDA                               NUMBER OF                  NUMBER OF
                      NETWORKING   HENG KANG     TOTAL        SHARES      PAR VALUE      SHARES      PAR VALUE
                      ----------   ---------   ----------   -----------   ----------   -----------   ----------
                         RMB          RMB         RMB                        RMB                        RMB
Balance as of
 December 31, 2002...  1,500,000    500,000     2,000,000     5,000,000      414,000            --           --
                      ==========   ========    ==========   ===========   ==========   ===========   ==========
Issuance of
 additional ordinary
 shares..............         --         --            --    95,000,000    7,863,000            --           --
Transfer group equity
 to additional paid-
 in capital upon
 reorganization...... (1,500,000)        --    (1,500,000)           --           --            --           --
Increase in group
 equity..............
Deemed dividend upon
 issuance of Series
 A-1 Preferred
 shares..............         --         --            --    (4,947,230)    (409,483)           --           --
Accretion for Series
 A and A-1 Preferred
 shares..............         --         --            --            --           --            --           --
Dividends to
 shareholders of Heng
 Kang................         --   (500,000)     (500,000)           --           --            --           --
Deemed capital
 distribution to
 shareholders of Heng
 Kang................         --         --            --            --           --            --           --
Unrealized net
 appreciation of
 marketable
 securities..........         --         --            --            --           --            --           --
Net income...........         --         --            --            --           --            --           --
Appropriations to
 statutory reserves..         --         --            --            --           --            --           --
                      ----------   --------    ----------   -----------   ----------   -----------   ----------
Balance as of June
 30, 2003............         --         --            --    95,052,770    7,867,517            --           --
                      ==========   ========    ==========   ===========   ==========   ===========   ==========
Balance as of
 December 31, 2003...         --         --            --    89,728,818    7,426,853    30,060,100    2,488,074
                      ==========   ========    ==========   ===========   ==========   ===========   ==========
Issuance of new
 shares upon IPO.....                                        22,029,362    1,823,370
Conversion of Series
 A and A-1 Preferred
 shares upon
 completion of the
 IPO.................         --         --            --    30,060,100    2,488,074   (30,060,100)  (2,488,074)
Dividends to
 shareholders........         --         --            --            --           --            --           --
Deferred share-based
 compensation........         --         --            --            --           --            --           --
Unrealized net
 appreciation of
 marketable
 securities..........         --         --            --            --           --            --           --
Net income...........         --         --            --            --           --            --           --
Appropriations to
 statutory reserves..         --         --            --            --           --            --           --
                      ----------   --------    ----------   -----------   ----------   -----------   ----------
Balance as of June
 30, 2004............                                       141,818,280   11,738,297            --           --
                      ==========   ========    ==========   ===========   ==========   ===========   ==========


                                                                                   ACCUMULATED
                                       ADDITIONAL                    DEFERRED         OTHER                          TOTAL
                       SUBSCRIPTION      PAID-IN      STATUTORY    SHARE-BASED    COMPREHENSIVE     RETAINED     SHAREHOLDERS'
                       RECEIVABLES       CAPITAL       RESERVES    COMPENSATION    GAIN (LOSS)      EARNINGS        EQUITY
                       ------------   -------------   ----------   ------------   -------------   ------------   -------------
                           RMB             RMB           RMB           RMB             RMB            RMB             RMB
Balance as of
 December 31, 2002...     (414,000)              --    5,370,585            --      (168,500)      138,864,190    146,066,275
                        ==========    =============   ==========   ===========      ========      ============   ============
Issuance of
 additional ordinary
 shares..............   (7,863,000)              --           --            --            --                --             --
Transfer group equity
 to additional paid-
 in capital upon
 reorganization......           --        1,500,000           --            --            --                --             --
Increase in group
 equity..............                     1,500,000                                                 (1,875,000)      (375,000)
Deemed dividend upon
 issuance of Series
 A-1 Preferred
 shares..............           --               --           --            --            --       (24,421,517)   (24,831,000)
Accretion for Series
 A and A-1 Preferred
 shares..............           --               --           --            --            --       (12,389,286)   (12,389,286)
Dividends to
 shareholders of Heng
 Kang................           --               --     (250,000)           --            --       (27,638,452)   (28,388,452)
Deemed capital
 distribution to
 shareholders of Heng
 Kang................           --               --           --            --            --       (24,831,000)   (24,831,000)
Unrealized net
 appreciation of
 marketable
 securities..........           --               --           --            --       171,359                --        171,359
Net income...........           --               --           --            --            --       126,286,867    126,286,867
Appropriations to
 statutory reserves..           --               --    4,847,651            --            --        (4,847,651)            --
                        ----------    -------------   ----------   -----------      --------      ------------   ------------
Balance as of June
 30, 2003............   (8,277,000)       3,000,000    9,968,236            --         2,859       169,148,151    181,709,763
                        ==========    =============   ==========   ===========      ========      ============   ============
Balance as of
 December 31, 2003...           --      425,560,660   27,312,573   (51,571,508)      116,006       211,268,495    622,601,153
                        ==========    =============   ==========   ===========      ========      ============   ============
Issuance of new
 shares upon IPO.....                   881,812,576                                                               883,635,946
Conversion of Series
 A and A-1 Preferred
 shares upon
 completion of the
 IPO.................           --               --           --            --            --                --             --
Dividends to
 shareholders........           --               --           --            --            --      (192,082,269)  (192,082,269)
Deferred share-based
 compensation........           --       (2,120,648)          --    22,699,262            --                --     20,578,614
Unrealized net
 appreciation of
 marketable
 securities..........           --               --           --            --      (217,143)               --       (217,143)
Net income...........           --               --           --            --            --       212,899,121    212,899,121
Appropriations to
 statutory reserves..           --               --    8,324,218            --            --        (8,324,218)            --
                        ----------    -------------   ----------   -----------      --------      ------------   ------------
Balance as of June
 30, 2004............           --    1,305,252,588   35,636,791   (28,872,246)     (101,137)      223,761,129   1,547,415,422
                        ==========    =============   ==========   ===========      ========      ============   ============

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                      SIX MONTHS ENDED JUNE 30
                                                              -----------------------------------------
                                                                 2003                  2004
                                                              -----------   ---------------------------
                                                                  RMB            RMB            USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  126,286,867     212,899,121    25,723,017
Adjustments for:
  Share-based compensation costs............................           --      20,578,613     2,486,361
  Depreciation and amortization of property, equipment and
    software................................................    6,508,146      18,058,882     2,181,920
  Amortization of intangible assets.........................    2,813,022      14,797,851     1,787,914
  Investment income.........................................     (274,346)       (949,276)     (114,694)
  Interest income...........................................   (2,561,709)     (1,457,153)     (176,057)
  Minority interests........................................     (497,415)       (817,827)      (98,812)
Changes in:
  Accounts receivable.......................................   (4,593,096)    (15,617,267)   (1,886,918)
  Due from related parties..................................     (482,763)      1,350,000       163,110
  Deferred licensing fees and related costs.................   (4,658,289)      5,274,715       637,305
  Prepayments and other current assets......................   (1,034,469)    (23,209,294)   (2,804,206)
  Deferred tax assets.......................................      281,710      (3,593,799)     (434,212)
  Other long-term deposits..................................           --         220,270        26,614
  Accounts payable..........................................    1,080,236       9,601,730     1,160,106
  Licensing fees payable....................................   54,333,444      15,052,021     1,818,624
  Due to related parties....................................           --         325,785        39,362
  Taxes payable.............................................  (37,710,004)      8,388,759     1,013,551
  Deferred revenue..........................................   21,926,401      21,232,214     2,565,330
  Other payables and accruals...............................    5,825,324      24,830,476     3,000,082
                                                              -----------   -------------   -----------
Net Cash provided by operations.............................  167,243,059     306,965,821    37,088,397
                                                              -----------   -------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of short-term investments............  120,000,000              --            --
Purchase of marketable securities...........................  (44,101,130)   (101,404,623)  (12,251,966)
Proceeds from disposal of marketable securities.............    7,838,914         848,139       102,474
Decrease/(Increase) in loan and interest receivable.........  (55,870,000)      5,290,154       639,170
Purchase of property, equipment and software................  (20,529,572)    (46,216,930)   (5,584,048)
Purchase of intangible assets...............................      (86,221)    (12,741,547)   (1,539,466)
Proceeds from disposal of intangible assets.................    2,000,000              --            --
Net cash paid for purchase of VIE subsidiaries..............   (3,068,055)             --            --
Investment in equity securities.............................   (3,452,616)     (5,978,996)     (722,398)
                                                              -----------   -------------   -----------
Net cash provided by (used in) investing activities.........    2,731,320    (160,203,803)  (19,356,234)
                                                              -----------   -------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from IPO, net of IPO costs.........................           --     888,863,010   107,394,704
Cash injection in VIE subsidiaries by minority
  shareholders..............................................    2,430,507       2,501,950       302,292
Proceeds from issuance of Series A and Series A1 Convertible
  Preferred Shares, net of issuance costs of RMB7,724,490...  240,585,510              --            --
Dividends to the Company's holders..........................   (2,125,000)   (192,082,269)  (23,207,871)
Deemed capital distribution to the founders of Heng Kang....  (24,831,000)             --            --
Deemed capital distribution from deconsolidation of Heng
  Kang......................................................  (30,520,588)             --            --
                                                              -----------   -------------   -----------
Net cash provided by financing activities...................  185,539,429     699,282,691    84,489,125
                                                              -----------   -------------   -----------
Net increase in cash and cash equivalents...................  355,513,808     846,044,709   102,221,288
Cash, beginning of period...................................  177,039,963     598,922,445    72,363,343
                                                              -----------   -------------   -----------
Cash, end of period.........................................  532,553,771   1,444,967,154   174,584,631
                                                              ===========   =============   ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Accrued IPO costs...........................................           --       5,227,064
Payable to purchase intangible assets from Zona BVI.........           --      10,759,560

   The accompanying notes are an integral part of these financial statements.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

1.  THE COMPANY AND BASIS OF PRESENTATION

     Shanda Interactive Entertainment Limited (the "Company" or "Shanda Interactive") is engaged in the development and operation of online games and related businesses in the People's Republic of China (the "PRC" or "China"). Its subsidiaries, which include Shanda Holdings Limited (the "Shanda BVI") and Shengqu Information Technology (Shanghai) Co., Ltd. ("Shengqu") and certain variable interest entities ("VIEs" or 'VIE subsidiaries"), which include Shanghai Shanda Networking Co., Ltd. ("Shanda Networking"). The Company, its subsidiaries and its VIE subsidiaries are collectively referred to as the "Group". The Group develops and operates online games through Shengu Information Technology (Shanghai) Co., Ltd. and Shanghai Shanda Networking Co., Ltd.

     The accompanying financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2004 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

     These unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     These financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2001, 2002 and 2003 included elsewhere in this offering memorandum.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

     In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF No. 03-06"). EITF No. 03-06 provides guidance regarding the computation of earnings per share by companies that have issued securities other than common shares that entitle the holder to participate in dividends and earnings of the company. In addition, EITF No. 03-06 provides further guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings per share. EITF No. 03-06 is effective for the quarter ending June 30, 2004. The Company has adopted EITF No. 03-06 for the six month period ended June 30, 2004 and has retroactively applied the consensus in determining the earnings per share for the six month period ended June 30, 2003.

3.  VARIABLE INTEREST ENTITIES

     The Company has adopted FASB Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities ("VIEs"), an Interpretation of ARB No. 51". FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. The Company operates its online game business in the PRC via its VIEs Shanghai Shanda Networking Co., Ltd. ("Shanda Networking"), in order to comply with the PRC laws and regulations that restrict foreign ownership of companies that operate online games. As of June 30, 2004, the Company's VIEs have been reflected in the consolidated financial statements of the Company.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

4.  INITIAL PUBLIC OFFERING

     On May 13, 2004, the Company completed an underwritten initial public offering of 13,854,487 American Depositary Shares (ADSs), consisting of 9,642,857 ADSs offered by the Company and 4,211,630 ADSs offered by its selling shareholders, which was priced at US$11 per ADS. Each ADS represents two ordinary shares, and has par value of US$0.01 per share. Subsequent to the initial public offering and on June 2, 2004, the Company held the closing for the over-allotment option in connection with its initial public offering. At this closing, an additional 1,047,936 ADSs were purchased from the Company and 457,698 ADSs were purchased from its selling shareholders. Total proceeds, net of direct offering expenses, of RMB883.6 million was received as a result of the initial public offering and subsequent over-allotment.

5.  FOREIGN CURRENCY TRANSLATION

     Translations of amounts from RMB into United States dollars ("US$" or "U.S. dollars") are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.2766 representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on June 30, 2004. This convenient translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2004, or at any other rate.

6.  OTHER INCOME (EXPENSE)

     Other income primarily consists of government financial incentives. During the six month periods ended June 30, 2003 and 2004, the Group received financial incentives of RMB23,039,000 and RMB33,948,607, respectively, from a local government authority and such amounts were recorded as other income in the statements of operations and comprehensive income.

     The government financial incentives are granted by the municipal government upon the qualification of a company as a new-high technology enterprise. These government financial incentives are calculated with reference to either the group companies' taxable income or revenue, as the case may be. Eligibility for the government financial incentives the group companies receive requires that the group companies continue to meet a number of government financial and non-financial criteria to continue to qualify for these government financial incentives and its continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or municipal government could determine at any time to immediately eliminate or reduce these government financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. As a result of the aforementioned factors, government financial incentives are recognized as other income when received.

7.  TAXATION

     The Group's subsidiary and VIE subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax ("EIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the "PRC Income Tax Laws"), respectively. Pursuant to the PRC Income Tax Laws, the Group is generally subject to EIT at a statutory rate of 33%. Group companies that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local practice. Shengqu, as a software development company, has been granted a two year EIT exemption and followed by a three year 50% EIT reduction on its taxable

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

income, commencing in the year ended December 31, 2003 ("tax holiday"). Shengqu's qualification as a software development company must be reassessed on an annual basis. In addition, one of the group companies was exempt from EIT for the year ended December 31, 2002 as it was a newly established information technology company during that period.

     In February 2003, Shanda Networking transferred a significant part of its business to Shengqu as part of its tax planning strategy to reduce EIT given Shengqu was entitled to a two-year EIT exemption starting from the year of 2003. Shanda Networking statutory EIT rate was 15%.

8.  DIVIDENDS

     Dividends are recognized when declared. On March 5, 2004, a special cash dividend of US$23,207,591 (RMB192,082,269) was declared by the Company to its holders of ordinary shares and preferred shares in proportion to their respective share ownership, on an as-converted basis, which was approximately 74.9% and 25.1%, respectively. The dividend paid per share was approximated RMB1.60.

9.  EARNINGS PER SHARE

     Basic earnings per share and diluted earnings per share have been calculated for the six-month periods ended June 30, 2003 and 2004 are as follows:

                                                              SIX MONTHS ENDED JUNE 30
                                                              -------------------------
                                                                 2003          2004
                                                              -----------   -----------
                                                                  RMB           RMB
Numerator:
Net income..................................................  126,286,867   212,899,121
Accretion for Series A and A-1 Preferred Shares.............  (12,389,286)           --
Dividends to Series A and A-1 Preferred Shareholders........           --   (48,212,650)
Earnings allocated to participating Preferred
  Shareholders..............................................  (18,105,461)   (3,644,545)
                                                              -----------   -----------
Numerator for basis earnings per share......................   95,792,120   161,041,926
Effect of share options.....................................           --            --
                                                              -----------   -----------
Numerator for diluted earnings per share....................   95,792,120   161,041,926
                                                              ===========   ===========
Denominator:
Denominator for basic earnings per share-weighted-average
  ordinary shares outstanding...............................   96,357,534   103,503,746
Dilutive effect of share options............................           --     5,641,034
                                                              -----------   -----------
Denominator for dilutive earnings per share.................   96,357,534   109,144,780
                                                              ===========   ===========
Basic earnings per share....................................         0.99          1.56
                                                              ===========   ===========
Dilutive earnings per share.................................         0.99          1.48
                                                              ===========   ===========

     Net income, after deducting accretion and dividends to holders of Preferred Shareholders, has been allocated to the ordinary share and Preferred Shares based on their respective rights to share in dividends.

     Potential dilutive securities, Series A and A-1 Preferred Shares, were not included in the computation of earnings per share because of their anti-dilutive effects.

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

10.  SHARE-BASED COMPENSATION

     The Company accounts for share-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company's ordinary shares and the amount an employee is required to pay to acquire the ordinary shares, as determined on the date the option is granted. Compensation cost, if any, is recorded in stockholders' equity as additional paid-in capital with an offsetting entry recorded to deferred share-based compensation. Deferred share-based compensation is amortized and charged to expense based on the vesting terms of the underlying options.

     If the compensation cost for the Company's share-based compensation plan had been determined based on the estimated minimum value on the grant dates for the share option awards as prescribed by SFAS No. 123, the Company's net income attributable to ordinary shareholders and earnings per share would have resulted in the pro forma amounts for the six months ended June 30, 2003 and 2004 as disclosed below:

                                                              SIX MONTHS ENDED JUNE 30
                                                              ------------------------
                                                                 2003         2004
                                                              ----------   -----------
                                                                 RMB           RMB
Net income attributable to ordinary shareholders as
  reported..................................................  95,792,120   161,041,926
Add: share-based compensation expense under APB No. 25......          --    20,578,631
Less: share-based compensation expense under SFAS No. 123...  (6,655,719)  (27,479,205)
Add: allocation to participating shareholders...............   1,058,011     1,208,130
                                                              ----------   -----------
Pro forma net income attributable to ordinary
  shareholders..............................................  90,194,412   155,349,482
                                                              ==========   ===========
Basic earnings per share
  As reported...............................................        0.99          1.56
                                                              ----------   -----------
  Pro forma.................................................        0.94          1.50
                                                              ----------   -----------
Basic earnings per ADS
  As reported...............................................        1.98          3.12
                                                              ----------   -----------
  Pro forma.................................................        1.88          3.00
                                                              ----------   -----------
Diluted earnings per share
  As reported...............................................        0.99          1.48
                                                              ----------   -----------
  Pro forma.................................................        0.94          1.42
                                                              ----------   -----------
Diluted earnings per ADS
  As reported...............................................        1.98          2.96
                                                              ----------   -----------
  Pro forma.................................................        1.88          2.84
                                                              ----------   -----------

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

11.  COMMITMENTS

Operating lease commitments

     The Group has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancellable operating leases as of June 30, 2004 are as follows:

                                                           OFFICE      COMPUTER
                                                          PREMISES    EQUIPMENT      TOTAL
                                                         ----------   ----------   ----------
July 1, 2004 to June 30, 2005..........................   9,476,459   4,381,200    13,857,659
July 1, 2005 to June 30, 2006..........................   9,599,305   1,517,000    11,116,305
July 1, 2006 to June 30, 2007..........................   5,177,527          --     5,177,527
July 1, 2007 to June 30, 2008..........................     598,534          --       598,534
July 1, 2008 to June 30, 2009..........................          --          --            --
                                                         ----------   ---------    ----------
                                                         24,851,825   5,898,200    30,750,025
                                                         ==========   =========    ==========

Capital commitments

     Capital commitments for purchase of property, equipment and software as of June 30,2004 were:

                                                               LEASEHOLD
                                                              IMPROVEMENT
                                                              -----------
July 1, 2004 to June 30, 2005...............................  21,592,648
July 1, 2005 to June 30, 2006...............................     403,612
                                                              ----------
                                                              21,996,260
                                                              ==========

12.  CONTINGENCIES

     The Group accounts for loss contingencies in accordance with SFAS 5, Accounting for Loss Contingencies, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

a. PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Shengqu is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Shanda Networking, which is wholly owned by Tianqiao Chen and Danian Chen, both of whom are PRC citizens. Shanda Networking holds the licenses and approvals that are required to operate the online games business and Shengqu owns the substantial majority of the physical assets required to operate the online games business. Shengqu has entered into a series of contractual arrangements with Shanda Networking, pursuant to which Shengqu provides Shanda Networking with services, software licenses and equipment in exchange for fees, and Shengqu undertakes to provide financial support to Shanda Networking to the extent necessary for its operations. In addition, Shengqu has entered into agreements with Shanda Networking and its shareholders that provide it with the substantial ability to control Shanda Networking. In the

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

    opinion of management and the Company's PRC legal counsel, (i) the ownership structure of the Company, Shengqu and Shanda Networking are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Shanda Networking and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group's business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Shanda Networking were found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with Shanda Networking is remote.

b. The Group is currently involved in an arbitration with the developer and the co-licensor of its primary online game over licensing rights with respect to its primary online game. The Group entered into a settlement agreement and an amendment agreement with the co-licensor on August 19, 2003 pursuant to which the parties agreed to discontinue the arbitration. However, the developer has objected to the Group's request for discontinuation of the arbitration and has filed counterclaims against the Group and cross-claims against the co-licensor. Among other things, the developer has requested an injunction against the Group's use of its primary online game and payment of royalty fees and unspecified damages. In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this arbitration, whether through reaching a final determination on the merits or through settlement. At this point in time, however, it is not possible to estimate the range of such loss.

    On January 9, 2004, the International Chamber of Commerce ("ICC") appointed a sole arbitrator to determine the dispute. On September 28, 2004, the terms of reference were finalized. Determination of a dispute and publication of an ICC award typically takes approximately six months from the date of finalization of the terms of reference. If the arbitrator determines that Wemade validly terminated the Mir II license and that the settlement agreement and the amendment agreement are not binding with respect to Wemade, or that the Mir II license has expired, the Company may no longer be able to operate Mir II. In addition, the Company may have to pay an unspecified amount of damages. Any lapse in the Company's right to operate Mir II in China, as well as any damages the Company may be required to pay as a result of the arbitrator's decision, may have a material adverse effect on the Company's business, financial condition and results of operations.

c. On October 8, 2003, the developer of the Group's primary online game filed claims against the Group in the Beijing First Intermediate People's Court (the "Beijing Court") with respect to the Group's development and operation of a new online game. The developer has alleged, among other things, that the online game which was developed by the Group internally copied certain elements of games owned by the developer, thereby infringing upon the copyrights of these games. In addition, the developer has alleged that the operation of the Group's internally developed online game violates the PRC Anti-Unfair Competition Law. The developer has requested that the Beijing Court order the Group to stop operation of its game and to pay the developer's legal fees and related costs incurred in connection with this litigation. The developer has not made any claim for damages against the Group. In the opinion of management, it is reasonably possible that the Group could incur a loss with respect to this litigation, whether

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

         (AMOUNTS EXPRESSED IN RMB UNLESS OTHERWISE STATED, UNAUDITED)

    through reaching a final judgment on the merits or through settlement. At this point in time, however, it is not possible to estimate the range of such loss. Accordingly, no provision has been made as of June 30, 2004.

13.  RESTRICTED NET ASSETS

     Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries and affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB240.5 million, or 15.5% of our total consolidated net assets as of June 30, 2004. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and affiliates for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

14.  SUBSEQUENT EVENTS

a. In July 2004, Shanda Networking acquired a majority equity interest in Hangzhou Bian Feng Software Technology Co., Ltd. and Hangzhou Bian Feng Networking Co., Ltd. ("Bianfang"), companies incorporated in the PRC and engaged in the operation of chess and online board games.

b. In July 2004, the Company entered into an agreement with Shanghai Haofang Online Information Technology Co., Ltd. ("Haofang") to purchase a minority interest in Haofang, a company incorporated in the British Virgin Islands that operates the largest network PC game platform in China. Under the terms of the agreement, the Company will acquire a majority interest in Haofang in 2006.

c. In August 2004, Shanda Networking completed its acquisition of Beijing Digital Red Software Application Technology Co., Ltd. ("Digital Red"), a company incorporated in the PRC that is engaged in the development and licensing of wireless game products.

d. In September 2004, Shanda Networking acquired Qidian, a company incorporated in the PRC that provides an online forum for independent writers.

     The agreements with Bianfeng, Haofang, Digital Red and Qidian will require the Company to pay aggregate cash consideration of approximately US$23.9 million to the sellers in 2004 and 2005. Under the acquisition agreements with the sellers of these companies, the Company will pay a maximum of approximately US$14 million in 2005 in earn-out consideration. The Company currently estimates that it will pay approximately US$17 million in earn-out consideration in 2006.